January 4, 2011

Mr. Michael Nelsen
Senior Vice President and Chief Financial Officer
Acadia Realty Trust
1311 Mamaroneck Ave, Suite 260
White Plains, NY 10605

> **Re:** **Acadia Realty Trust**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement Schedule 14A**
> **Filed April 9, 2010**
> **File No. 001-12002**

Dear Mr. Michael Nelsen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief